SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

14888D 109

(CUSIP Number)

Jeff Himawan

Essex Woodlands Health Ventures VIII, LLC

21 Waterway Avenue, Suite 225

The Woodlands, TX 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP No. 14888D109	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essex Woodlands Health Ventures VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,226,519
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,226,519
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 14888D109	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essex Woodlands Health Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,226,519
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,226,519
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 14888D109	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essex Woodlands Health Ventures Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,111,538
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 14888D109	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeff Himawan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Currie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Immanuel Thangaraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ron Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guido Neels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 13 of 17 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 260 Littlefield Ave, South San Francisco, CA 94080.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund VIII, L.P., a Delaware limited partnership (“Essex VIII”), Essex Woodlands Health Ventures VIII, L.P., a Delaware limited partnership, the general partner of Essex VIII, Essex Woodlands Health Ventures Fund VIII-A, L.P. (“Essex VIII-A”) and Essex Woodlands Health Ventures Fund VIII-B, L.P. (“Essex VIII-B”) (the “GP Partnership”), Essex Woodlands Health Ventures VIII, LLC, a Delaware limited company, the general partner of the GP Partnership (the “General Partner”), Jeff Himawan, Ph.D., an individual, James Currie, an individual, Martin Sutter, an individual, Immanuel Thangaraj, an individual, Petri Vainio, an individual, Ron Eastman, an individual, Steve Wiggins, an individual, and Guido Neels, an individual, (each a “Manager”, collectively, the “Managers”, and together with Essex VIII, the GP Partnership and the General Partner, the “Reporting Persons”). Essex VIII, Essex VIII-A and Essex VIII-B are hereinafter sometimes collectively referred to as the “Funds.”

(b) The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of Essex VIII is venture capital investments. The principal business of the GP Partnership is to act as the general partner of the Funds. The principal business of the General Partner is to act as the general partner of the GP Partnership. The principal business of the Managers is to direct the activities of the General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Essex VIII and the General Partnership are each limited partnerships formed and existing under the laws of the State of Delaware. The General Partner is a limited liability company formed and existing under the laws of the State of Delaware. Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the consummation of the business combination between Targacept, Inc. (“Targacept”) and Catalyst Biosciences, Inc. (“Old Catalyst”), and in accordance with the terms of the Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, by and among Targacept, Talos Merger Sub, Inc. and Old Catalyst, pursuant to which Merger Sub merged with and into Old Catalyst, with Old Catalyst surviving as a wholly

CUSIP No. 14888D109	13D	Page 14 of 17 Pages

owned subsidiary of the Issuer (the “Merger”), the Reporting Persons received an aggregate of 1,226,519 shares of Common Stock of the Issuer (which included warrants to purchase 47,167 shares of Common Stock of the Issuer) in exchange for all of its equity securities in Old Catalyst.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Reporting Persons were acquired pursuant to the Merger. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to further change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by.

Item 5.	Interest in Securities of the Issuer.

TOTAL OUTSTANDING SHARES. The calculation of beneficial ownership percentage is (i) based on the total number of issued and outstanding Common Stock of 11,416,984 shares of Common Stock and (ii) assumed the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by the Reporting Persons together.

ESSEX VIII. As of the date of filing of this Schedule 13D, Essex VIII is the holder of 1,111,538 shares of Common Stock (which includes 42,748 warrants), which represents 9.7% of the Common Stock outstanding. Essex VIII has sole voting and investment power with respect to 1,111,538 shares of Common Stock (which includes 42,748 warrants).

ESSEX VIII-A. As of the date of filing of this Schedule 13D, Essex VIII-A is the holder of 80,139 shares of Common Stock (which includes 3,080 warrants), which represents 0.7% of the Common Stock outstanding. Essex VIII-A has sole voting and investment power with respect to 80,139 shares of Common Stock (which includes 3,080 warrants).

ESSEX VIII-B. As of the date of filing of this Schedule 13D, Essex VIII-B is the holder of 34,842 shares of Common Stock (which includes 1,339 warrants), which represents 0.3% of the Common Stock outstanding. Essex VIII-B has sole voting and investment power with respect to 34,842 shares of Common Stock (which includes 1,339 warrants).

THE GP PARTNERSHIP. The general partner of the Funds, the GP Partnership, may also be deemed to have sole voting and investment power with respect to 1,226,519 shares of Common Stock (the “Securities”), comprising of (i) 1,179,352 shares of Common Stock and (ii) 47,167 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report (the “Warrants”). This aggregate number represents approximately 10.7% of the total shares of the Common Stock currently outstanding. The GP Partnership disclaims beneficial ownership of the Securities except to the extent of its pecuniary interest therein.

CUSIP No. 14888D109	13D	Page 15 of 17 Pages

THE GENERAL PARTNER. The general partner of the GP Partnership, the General Partner, may also be deemed to have sole voting investment power with respect to the Securities. The General Partner disclaims beneficial ownership of the Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the General Partner, the Managers have the power by unanimous consent and through the GP Partnership (i) to cause each of the Funds to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of the Securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities. In addition, Himawan is a member of the Issuer’s Board of Directors. The Managers disclaim beneficial ownership of the Securities except to the extent of their respective pecuniary interests therein.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock of the Issuer held of record by Essex VIII, Essex VIII-A and Essex VIII-B are subject to lock-up agreements pursuant to which such holders have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s capital stock and warrants, including, as applicable, shares received in the Merger and issuable upon exercise of the Warrants for a period of 120 days following the completion of the Merger on August 20, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B – Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, incorporated herein by reference to Annex A-1, Annex A-2 and Annex A-3 to the proxy statement/prospectus/information statement filed by the Issuer with the Securities and Exchange Commission on July 28, 2015.

Exhibit C – Form of Lockup Agreement incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 6, 2015.

CUSIP No. 14888D109	13D	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2015	Essex Woodlands Health Ventures VIII, LLC
The Woodlands, TX
	By:	/s/ Jeff Himawan
Jeff Himawan, Managing Director

August 30, 2015	Essex Woodlands Health Ventures VIII, L.P.
The Woodlands, TX	By:	its General Partner, Essex Woodlands Health Ventures VIII, LLC

	By:	/s/ Jeff Himawan
Jeff Himawan, Managing Director

August 30, 2015	Essex Woodlands Health Ventures Fund VIII, L.P.
The Woodlands, TX	By:	its General Partner, Essex Woodlands Health Ventures VIII, L.P.
	By:	its General Partner, Essex Woodlands Health Ventures VIII, LLC

	By:	/s/ Jeff Himawan
Jeff Himawan, Managing Director

August 30, 2015		/s/ Jeff Himawan
The Woodlands, TX		Jeff Himawan, Ph.D.

August 27, 2015		/s/ James Currie
The Woodlands, TX		James Currie

August 27, 2015		/s/ Martin Sutter
The Woodlands, TX		Martin Sutter

August 27, 2015		/s/ Immanuel Thangaraj
The Woodlands, TX		Immanuel Thangaraj

CUSIP No. 14888D109	13D	Page 17 of 17 Pages

August 27, 2015	/s/ Petri Vainio
The Woodlands, TX	Petri Vainio

August 27, 2015	/s/ Ron Eastman
The Woodlands, TX	Ron Eastman

August 27, 2015	/s/ Steve Wiggins
The Woodlands, TX	Steve Wiggins

August 27, 2015	/s/ Guido Neels
The Woodlands, TX	Guido Neels